SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF EXTRAORDINARY GENERAL SHAREHOLDER MEETING

OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS,

HELD ON AUGUST 4, 2016.

 (Drawn up as summary, pursuant to the first paragraph of Article 130 of Law 6,404 of December 15, 1976)

PUBLIC HOLDING COMPANY

CORPORATE TAXPAYER’S ID (CNPJ) No. 33.000.167/0001-01

CORPORATE REGISTRY (NIRE) No. 33300032061

I.              DATE, TIME AND PLACE:

Meeting held on August 4, 2016, at 3:00 P.M., at the Company's headquarters located at Avenida República do Chile, 65, Centro, city of Rio de Janeiro, State of Rio de Janeiro.

II.            ATTENDANCE, QUORUM AND CALL:

Shareholders representing 85,06% of the common shares comprising the capital stock attended the meeting, according to registers and signatures in the Shareholders' Attendance Book, called by notice published in the Official Gazette of the State of Rio de Janeiro and Valor Econômico newspaper in the July 05, 06 and 07, 2016 editions, with amendment of notice published in the Official Gazette of the State of Rio de Janeiro and Valor Econômico newspaper in the July 06, 2016 edition. The meeting was presided by Mr. Francisco Augusto da Costa e Silva, shareholder appointed by the Company´s Chairman, Pedro Pullen Parente, according to article 42 of Petrobras’ Articles of Incorporation. Mrs. Maria Teresa Pereira Lima, Counsel to the Federal treasury, representing Federal Union (União). Also attended the Meeting the Chairman of Board of Directors Luiz Nelson Guedes de Carvalho and Directors Hugo Repsold Júnior, Ivan de Souza Monteiro and João Adalberto Elek Junior. There was also present Luiz Augusto Fraga Navarro de Britto Filho, member of the Company’s Fiscal Council, pursuant to the provisions of Article 164 of the Brazi pursuant to the provisions of Article 164 of the Brazilian Corporate Law lian Corporate Law.

III.           BOARD:

●     Chairman: Francisco Augusto da Costa e Silva

●     Chairman of Board of Directors: Luiz Nelson Guedes de Carvalho

●     Representative of the Federal Government: Maria Teresa Pereira Lima

●     Secretary: João Gonçalves Gabriel

IV.          AGENDA:

I. Proposed reformulation of Petrobras’ Bylaws, as follows:

(i) Include explicitly the numbers, in addition to the mention of the numbers written out as words, between parentheses, to align with the standard already used throughout the Bylaws;

(ii) Adjust the wording of article 2, removing a comma and including “e” to improve the text;

(iii) Adjust the wording of article 3, paragraph 2, to use the standardized term “wholly owned subsidiaries,” and to insert an explicit mention of the possibility of the Company’s corporate purpose being executed through its controlled companies and affiliates;

(iv) Adjust article 20 to increase the number of members of the Executive Board, given the creation of the new Executive Director for Strategy, Organization and Management System;

(v) Adjust the wording of article 21 to include the reference to the Law 13.303, of 06/30/2016 and other standards, regarding the appointment to management positions;

(vi) Include paragraph 3 in article 27 to regulate the hypotheses of the CEO’s position being vacant, requiring renumbering of the subsequent paragraphs;

(vii) Adjust article 28, paragraphs 4 and 5, to regulate the hypothesis that the right to compensatory remuneration terminates during the quarantine period, as well as the hypothesis of the return of such remuneration, in accordance with CGPAR Resolution 14 of May 10, 2016, requiring renumbering of the subsequent paragraphs;

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(viii) Adjust article 29, item II, to clarify that the strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, will be proposed to the Board of Directors by the Executive Board, in line with article 34, I, “b” of the Bylaws;

(ix) Insert part XI in the article 29 to include, among the duties of the Board of Directors, approval of the Appointment Policy for members of the Board of Directors, Audit Council and Executive Board, which once approved will be widely disclosed;

(x) Insert parts XV to XVIII in article 30, to include new duties of the Board of Directors, in accordance with CGPAR Resolution 16 of May 10, 2016;

(xi) Adjust article 30 to rename the sole paragraph as a paragraph 1 and to insert paragraphs 2 to 9, which regulate the composition of the Audit Committee, its duties and other specific features, in line with CGPAR Resolution 12 of May 10, 2016;

(xii) Adjust article 34 to explicitly state, in item I, that the Executive Board must not just evaluate, but also approve the matters that will submitted to the Board of Directors for approval;

(xiii) Adjust article 35, sole paragraph, to rename the “Statutory Technical Committee for Human Resources, Health, Environment, Safety and Services” for “Corporate Affairs Committee,” and increase the number of Statutory Technical Committees, given the creation of the Committee for Strategy, Organization and Management System, reporting to the new Executive Director;

(xiv) Adjust paragraph 1 of article 36 to remove the individual duty of the CEO to produce the technical and financial assessment criteria for investment projects, while maintaining the duty to submit these criteria to the Executive Board for approval; and to establish his role as a focal point for information to be provided to the Company’s Board of Directors. The duty to approve the rules and procedures of units was also moved to the paragraph 9, given that this duty is shared by all members of the Executive Board, necessitating the renumbering of the other items;

(xv) Alter paragraph 2 of article 36 to specify the new denomination of the Director for Production Development & Technology, who will now be the Executive Director for Production Development & Technology;

(xvi) Alter paragraph 3 of article 36 to specify the new denomination of the Director for Exploration & Production, who will now be the Executive Director for Exploration & Production, and remove the duty to manage the asset portfolio;

(xvii) Alter paragraph 4 of article 36 to specify the new denomination of the Director for Refining and Natural Gas, who will now be the Executive Director for Refining and Natural Gas;

(xviii) Alter paragraph 5 of article 36 to specify the new denomination of the Chief Financial Officer and Investor Relations Director, who will now be the Chief Financial Officer and Investor Relations Executive Director, and in the item VI, remove the word “and” before the word “monitoring,” in order to improve the wording;

(xix) Alter paragraph 6 of article 36 to specify the new denomination of the Director for Human Resources, Health, Environment, Safety and Services, who will now be the Executive Director for Corporate Affairs;

(xx) Alter paragraph 7 of article 36 to specify the new denomination of the Director for Governance, Risk and Compliance, who will now be the Executive Director for Governance, Risk and Compliance, and in item II, include an explicit mention of the reporting to the Executive Board of the effects of risks on Petrobras’ results;

(xxi) Insert the paragraph 8 in article 36, to describe the individual duties of the new Executive Director for Strategy, Organization and Management System, requiring the renumbering of the following paragraph;

(xxii) In what is now paragraph 9 of article 30, item I, replace the word “strategic” with the expression “strategic plan,” in order to improve the wording, and among the duties of the CEO and each Executive Director, insert item VII, which provides for the approval of rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan;

(xxiii) Adjust the wording of article 40, item IX, to use the standardized term “wholly owned subsidiaries,” and include, among the duties of General Shareholders’ Meetings, the hypothesis of the disposal of debentures convertible into shares in Petrobras subsidiaries, given that this operation could also lead to the loss of control. In paragraph 1, the mention of item XIV has also been rectified, in order to correctly refer to item XI;

(xxiv) Adjust the wording of article 43 to include reference to Law 13,303, of 06.30.2016 and other standards rules, and;

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(xxv) Adjust the wording of article 48, to use the standardized term “wholly owned subsidiaries”.

II. Consolidation of the Bylaws to reflect the approved alterations;

III. Election of a member of the Board of Directors, appointed by the controlling shareholder, in line with article 150 of the Corporation Law (Law 6,404 of 1976) and article 25 of the Company’s Bylaws;

IV. Waiver, pursuant to article 2, item X of CGPAR Resolution 15 of May 10, 2016, for Mr. Nelson Luiz Costa Silva, from the six-month period of restriction to hold a position on a Petrobras statutory body, given his recent work as CEO of BG South America, to enable his election to Petrobras’ Board of Directors to be evaluated.

V.        RESOLUTIONS:

In Objection

The drawing up of these minutes as summary was approved by the majority of the shareholders present, pursuant to article 130 of Law 6,404 of December 15, 1976.

In Extraordinary General Shareholder Meeting:

Item I: By a majority vote of the attending shareholders (voting map in annex), according vote Representative of the Federal Government, it was approved Petrobras’ Bylaws adjusts foram aprovadas as alterações do Estatuto Social da Petrobras as proposed, except in the items (v), (vii), (ix), (x), (xi) and (xxiv), that were removed of agenda, for future resolution, by proposal and vote of Federal Government; and items (iii) and (xiii) whose essays were approved as proposed by Federal Government, as follows: item (iii) - article 3, paragraph 2 of Petrobras’ Bylaws: “Paragraph 2- Petrobras may performany of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies, alone or in association with third, in Brazil or abroad.”; and item (xiii) – sole paragraph of article 35 of Petrobras’ Bylaws: “Sole Paragraph. The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance, Risk and Compliance; and Technical Committee for Strategy, Organization and Management System.”

Item II: By a majority vote of the attending shareholders (voting map in annex), according vote Representative of the Federal Government, it was approved Consolidation of the Bylaws to reflect the approved changes, according informed in item I of Agenda. Thus, the Petróleo Brasileiro S.A. – Petrobras’ Bylaws, as of the date of this Extraordinary General Shareholder Meeting shall have the following wording:

“PETROBRAS BY-LAW

Chapter I - Nature, Headquarters and Object of the Corporation

Article 1- Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Corporation Law (Law 6,404 of December 15, 1976) and these Bylaws.

Sole paragraph. The Federal Government will exercise its control by means of the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the Company’s voting capital.

Article 2 - Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, state of Rio de Janeiro, and it may establish, in Brazil and abroad, subsidiaries, agencies, branches and offices.

Article 3 - The Company’s purpose is the exploration, extraction, refining, processing, sale and transportation of oil from wells, shale or other rocks, oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. It may research, develop, produce, transport, distribute and sell all forms of energy, and engage in any other related or similar activities.

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Section 1 - The Company will carry out the economic activities related to its corporate purpose in free competition with other companies, in line with market conditions and the other principles and guidelines of Law 9,478 of August 6, 1997 and Law 10,438 of April 26, 2002.

Section 2 - Petrobras may perform any of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies, alone or in association with third parties, in Brazil or abroad.

Chapter II – Capital Ownership, Shares and Shareholders

Article 4- The capital stock is R$205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares.

Section 1- Increases in the capital stock via share issues will be submitted in advance to a General Shareholders’ Meeting for decision making.

Section 2- If the Board of Directors so decides, the Company may acquire its own shares to keep in the treasury, cancel or subsequently dispose of, up to the amount of the balance of earnings and available reserves, except the minimum legal reserve, without reducing the size of the capital stock, in accordance with prevailing legislation.

Section 3- The capital stock may be expanded by issuing preferred shares, without maintaining the ratio with common shares, but within the legal limit of two-thirds of the total capital stock, and respecting the preemptive rights of all shareholders.

Article 5- The Company’s shares will be common shares, with voting rights, and preferred shares, always without voting rights.

Section 1- Preferred shares may not be converted into common shares, or vice versa.

Section 2 - Preferred shares will have priority in the event of capital reimbursement and the distribution of the 5% (five percent) minimum dividend, calculated on the part of capital represented by this kind of shares, or 3% (three percent) of the equity share value, always with the higher prevailing, participating equally with common shares in capital stock increases arising from the incorporation of reserves and earnings.

Section 3 - Preferred shares will participate non-cumulatively, on equal conditions with the common shares, in the distribution of dividends, whenever they are higher than the minimum percentage as guaranteed to them in the preceding paragraph.

Article 6 - Shares will be paid-in in accordance with the rules established at General Shareholders’ Meetings. In the case of a shareholder's default and irrespective of appeals, the Company may initiate the execution and determine the sale of the shares at that shareholder's expense and risk.

Article 7- The Company’s shares, all of them book entry shares, will be kept in the name of their holders, in a deposit account at a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM) without the issuance of certificates.

Article 8 - Shareholders will be entitled to dividends every financial year and/or additional payments on shareholders’ equity, which must not be less than 25% (twenty-five percent) of net adjusted earnings, according to the Corporation Law, and divided pro rata by the shares into which the capital of the Company is divided.

Article 9 - Unless decided otherwise at a General Shareholders’ Meeting, the Company will pay the dividends and make the additional payments on shareholders’ equity within 60 (sixty) days following the date they are announced and, in any case, within the corresponding financial year, in accordance with the pertinent legal rules.

Sole Paragraph. If so determined by the Board of Directors, the Company may advance amounts to its shareholders as dividends or additional payments on shareholders’ equity, adjusted by the SELIC benchmark interest rate as of the date of actual payment, until the end of the respective financial year, in the manner foreseen in article 204 of Law 6,404 of 1976.

Article 10- Dividends not claimed by shareholders within 3 (three) years as of the date they were placed at shareholders’ disposal shall prescribe in behalf of the Company.

Article 11- The amounts of dividends and additional payments on shareholders’ equity, due to the National Treasury and other shareholders, will be subject to financial charges equivalent to the SELIC benchmark interest rate as of the end of the financial year until actual collection or payment, without detriment to the incidence of interest on arrears when such collection does not take place on the date established by a General Shareholders’ Meeting.

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Article 12- In addition to the Federal Government in its capacity as controlling shareholder of the Company, individuals or legal entities, either Brazilian or foreign, resident in Brazil or otherwise, may be shareholders.

Article 13- Shareholders may be represented at General Shareholders’ Meetings in the manner specified in Article 126 of Law 6,404 of 1976, either by attending them personally, or by previously submitting a statement issued by the depository financial institution together with their identity document or a power of attorney with special powers.

Section 1 - The Federal Government will be represented at the Company’s General Shareholders’ Meetings in accordance with specific federal legislation.

Section 2 - At General Shareholders’ Meetings that elect members of the Board of Directors, the right to vote of shareholders that hold preferred shares is conditional upon compliance with the condition established in Section 6 of article 141 of Law 6,404 of 1976, proving uninterrupted ownership of the shares for a period of at least 3 (three) months immediately prior to the holding of the Meeting.

Chapter III – Wholly Owned Subsidiaries, Controlled Companies and Affiliates

Article 14- For the strict performance of activities related to its corporate purpose, Petrobras may, according to the authority granted by Law 9,478 of 1997, set up wholly owned subsidiaries as well as associate itself, in a majority and/or minority position, with other companies.

Article 15- In accordance with Law 9,478 of 1997, Petrobras and its wholly owned subsidiaries, controlled companies and affiliates may acquire shares or quotas in other companies, participate in special purpose entities, and associate themselves with domestic or foreign companies, and constitute with them consortia, either as lead company or otherwise, in order to expand activities, combine technologies and increase investments in activities related to its corporate purpose.

Article 16- Petrobras’ governance rules and the common corporate rules established by Petrobras, by means of technical, administrative, accounting, financial and legal guidelines, fully apply to its wholly owned subsidiaries and controlled companies, and as far as possible, to affiliates, in line with the decisions of the administrative bodies of each company and the strategic plan approved by Petrobras’ Board of Directors.

Chapter IV – Management of the Company

Article 17- Petrobras will be led by a Board of Directors, with decision-making functions, and an Executive Board.

Article 18 - The Board of Directors will consist of between 5 (five) and 10 (ten) members. General Shareholders’ Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected.

Section 1 - If the position of the Chairman of the Board becomes vacant, a substitute will be elected at the first ordinary meeting of the Board of Directors, to serve until the next General Shareholders’ Meeting.

Section 2 - The member of the Board of Directors appointed in the manner described at the start of this article may be reelected at most 2 (two) consecutive times.

Section 3 - In the case of the member of the Board of Directors elected by employees, the reelection limit must comply with prevailing legislation and regulations.

Section 4 - The functions of the Chairman of the Board of Directors and the Company’s Chief Executive Officer may not be held by the same person.

Article 19- In the process by which the members of the Board of Directors are elected at General Shareholders’ Meetings, the following rules will be complied with:

I- Minority shareholders are guaranteed the right to elect one board member, if a higher number is not assigned to them by the multiple vote process;

II- Preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove 1 (one) member of the Board of Directors, in a separate vote at General Shareholders’ Meetings.

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III- Whenever, cumulatively, a Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a board member, the Federal Government will be entitled to elect as many board members as those elected by the other shareholders and employees, plus one, regardless of the number of board members established in article 18 hereof;

IV- Employees are entitled to appoint one (1) member of the Board of Directors in a separate vote, by direct vote, as provided for in Section 1 of article 2 of Law 12,353 of December 28, 2010.

Article 20 - The Executive Board will be composed of a Chief Executive Officer, chosen by the Board of Directors from among its members, and 7 (seven) Executive Directors, elected by the Board of Directors, chosen from among Brazilians resident in Brazil, for a term of office that may not exceed 3 (three) years. Their reelection is permitted and they may be removed at any time.

Section 1 - In choosing and electing the members of the Executive Board, the Board of Directors must consider their professional qualifications, proven knowledge and specialization in the respective areas of contact in which these managers will operate, in accordance with the Basic Organizational Plan.

Section 2 - The members of the Executive Board will perform their duties on a full-time basis, dedicating themselves exclusively to Petrobras. However, if justified to and approved by the Board of Directors, they may be permitted to simultaneously perform management roles at the Company’s wholly owned subsidiaries, controlled companies and affiliates, and in exceptional cases, to serve on the Board of Directors of other companies.

Article 21- The investiture in management positions of the Company must comply with the conditions established by art. 147 and according rules listed by art 162 of Law nº 6,404, of 1976.

Section 1 - It will be prohibited investiture in management positions of those who possess ascendants, descendants or collateral relatives occupying positions on the Board of Directors, Executive Board or the Company's Fiscal Council Board.

Section 2 - The installation of an employee representative on the Board of Directors, a university level degree shall not be required, and will not interfere with the election of the vacancy, which is specifically referred to in Paragraph 2, art. 162 of Law nº 6.404, of 1976.

Article 22 - Members of the Board of Directors and Executive Board will formally by installed in their position by signing a declaration of acceptance of office in the book of minutes of the Board of Directors and Executive Board, respectively.

Section 1 - The declaration of acceptance of office must contain, under penalty of nullity: (i) an indication of at least one domicile where the administrator may receive summonses and subpoenas for administrative and judicial proceedings related to acts they have performed, which will be deemed served by means of delivery at the indicated domicile. This domicile may only be altered through written notice to the Company; (ii) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (iii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws and other terms established by legislation and the Company.

Section 2 - The installation of a board member resident or domiciled abroad is conditional upon the appointment of a representative who resides in Brazil, with powers to receive summonses in lawsuits initiated against this member, based on corporate law, by means of a power of attorney valid for at least 3 (three) years after the end of the member’s term of office.

Section 3 - Prior to their installation and also upon departing from office, the members of the Board of Directors and Executive Board will submit a statement of assets, to be filed at the Company.

Article 23 - The members of the Board of Directors and Executive Board will be liable, in accordance with article 158 of Law 6,404 of 1976, individually and jointly, for the acts they practice and any losses to the Company resulting from them. They are prohibited from participating in decision making concerning operations involving companies in which they own a stake of more than 10% (ten percent), or in which they have held a management position in the period immediately prior to their installation at the Company.

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Section 1 - The Company will ensure the defense in judicial and administrative proceedings of its present and past officers, and maintain a long-term insurance contract on their behalf to shield them from liabilities resulting from acts arising from the performance of their position or function, covering the whole period when they performed their respective terms of office.

Section 2 - The guarantee provided for in the previous paragraph extends to the members of the Audit Council, as well as all employees and agents who legally act through delegation by the Company’s officers.

Article 24 - A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors will forfeit his office.

Article 25 - In the case of a vacant position on the Board of Directors, a substitute member will be appointed by the remaining members, to serve until the next General Shareholders’ Meeting, as provided for in article 150 of Law 6,404 of 1976.

Section 1 - A member of the Board of Directors or Executive Board elected as a substitute will complete the term of office of the member he replaces, and once this term has elapsed, he will remain in the post until the installation of his successor.

Section 2 - If the member of the Board of Directors representing employees does not conclude his term of office, the following will occur:

I- The person who received the second most votes will take over the position, if the term is not yet halfway through;

II- New elections will be called, if the term is more than halfway through.

Section 3 - In the hypothesis described in Section 2, the substitute board member will complete the term of office of the member he replaces.

Article 26 - The Company will be represented, in and out of court, individually by the Chief Executive Officer, or jointly by at least 2 (two) Executive Directors, who may appoint proxies or representatives.

Article 27 - The Chief Executive Officer and the Executive Directors may not be absent from their office, over the course of a year, for more than 30 (thirty) days, whether or not they are consecutive, without being licensed or authorized by the Board of Directors.

Section 1 - The Chief Executive Officer and Executive Directors will be entitled to 30 (thirty) days of paid leave every year. They may not receive double pay for leave not taken during the previous year.

Section 2 - It is incumbent upon the Chief Executive Officer to designate from among the Executive Directors his possible substitute.

Section 3 - If the position of Chief Executive Officer should become vacant, the Chairman of the Board of Directors will appoint a substitute from among the other members of the Executive Board until a substitute CEO has been appointed in accordance with the terms of article 20.

Section 4 - In the event of absence or impediment of an Executive Director, his functions will be taken over by a substitute chosen by him, from among the other members of the Executive Board or one of his direct subordinates, the latter for a maximum period of 30 (thirty) days.

Section 5 - In the event a subordinate is appointed, conditional upon approval from the Chief Executive Officer, he will take part in all of the Executive Director’s routine activities, including at board meetings, to provide guidance on issues in the area of contact of the respective Executive Director, but without exercising the right to vote.

Article 28 - After the end of the management period, the former members of the Executive Board, Board of Directors and Audit Council are impeded, for a period of 6 (six) months, counting from the end of the term, if a longer period is not established in regulations, from:

I- accepting a management or Audit Council member position, performing activities or providing any services at companies that are the Company’s competitors;

II- accepting a management or Audit Council member position, or establishing an employment relationship with an individual or legal entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations; and

III- sponsoring, directly or indirectly, the interests of an individual or legal entity, in dealings with a federal government administrative entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations.

Section 1 - Any periods of paid annual leave not taken are included in the period referred to at the start of this article.

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Section 2 - During the period of impediment, former members of the Executive Board, Board of Directors and Audit Council will be entitled to compensatory remuneration equivalent only to monthly fees for the function they held.

Section 3 - Will have no right to compensatory remuneration, the former members of the Executive Board, the Board of Directors and the Fiscal Council Board who opt for the return, before the end of the period of impediment, to its previous function or position, effective or superior, who, prior to his inauguration, held on private or public administration.

Section 4 - The breach of the prevention of six months implies, besides the loss of compensatory remuneration, the return of value already received and the payment of a fine of 20% (twenty per cent) over the total of the remuneration which would be due in the period, Notwithstanding the provisions to the compensation of damages that eventually already have caused.

Section 5 - The beginning of the payment of compensatory remuneration shall be preceded by formal consultation to the Ethics Committee of the Presidency of the Republic pursuant to article 8 of law No. 12,813/2013.

Section II – Board of Directors

Article 29 - The Board of Directors is Petrobras’ highest guidance and management body. It is responsible for:

I- establishing general orientation for the Company’s business, defining its mission, strategic objectives and guidelines;

II- approving strategic plans proposed by the Executive Board, as well as the respective plurennial plans and annual spending and investment programs;

III- overseeing the management of the Executive Board and its members, and giving them duties, examining the Company’s books and papers at any time;

IV- evaluating performance results;

V- approving, annually, the amount above which acts, contracts or operations, although the responsibility of the Executive Board or its members, must be submitted to the Board of Directors for approval;

VI- deciding on the issuing of debentures not convertible into shares and without a secured guarantee;

VII- establishing the Company’s global policies, including commercial, financial, risk, investment, environmental and human resources strategic management;

VIII- approving the transfer of the ownership of Company assets, including concession contracts and authorizations regarding oil refining, natural gas processing, and the transportation, importing and exporting of oil, oil products and natural gas. Limits for the practice of these acts by the Executive Board or its members may be established;

IX- approving the Election Rules for choosing the member of the Board of Directors elected by employees;

X- approving plans regarding the entry, careers, succession benefits and disciplinary regime of Petrobras employees.

Sole Paragraph. The establishment of the human resources policy referred to in part VII may not involve the participation of the board member who represents employees, if the discussions and decisions on the agenda involve union relations, remuneration, benefits and advantages, including private pensions and assistance, because in these cases there would be a conflict of interest.

Article 30 - The Board of Directors is also tasked with deciding on the following matters:

I- The Basic Organizational Plan and its amendments, as well as the assignment to the members of the Executive Board, as proposed by the Chief Executive Officer, of duties corresponding to the areas of contact defined in this Plan;

II- Approval of appointments and dismissals of the Company’s Executive Managers, as proposed by the Executive Board, based on the criteria established by the Board of Directors itself;

III- Authorization to acquire shares issued by the Company to keep in the treasury, cancel or subsequently dispose of, except in cases that are the responsibility of General Shareholders’ Meetings, in accordance with legal, regulatory and statutory provisions;

IV- Approval of the exchange of securities issued by the Company;

V- Election and dismissal of members of the Executive Board;

VI- Establishment of wholly owned subsidiaries, stakes in controlled companies or affiliates, or the termination of such interests, as well as the acquisition of shares or quotas in other companies;

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VII- The calling of General Shareholders’ Meetings, in the cases provided by law, publishing the respective public notice at least 15 (fifteen) days in advance;

VIII- Approval of a Code of Best Practices and the Internal Rules of the Board of Directors;

IX- Approval of Petrobras’ Corporate Governance Policy and Guidelines;

X- Selection and dismissal of independent auditors, which may not provide the Company with consulting services during the contract term;

XI- Management report and accounts of the Executive Board;

XII- Selection of the members of Board Committees, from among its members and/or from among people of proven experience and technical expertise in the market, in line with the specialty of the respective Committee, and approval of the duties and operating rules of the Committees;

XIII- Matters that, due to a legal provision or decision by a General Shareholders’ Meeting, are subject to its decision making;

XIV- Approval of integrity and compliance criteria, as well as other relevant criteria and requirements applicable to the election of members of the Executive Board and the appointment of Executive Managers;

XV- Any cases missing from these Bylaws.

Sole Paragraph - The Board of Directors will have 5 (five) Advisory Committees, with specific analysis and recommendation duties regarding certain subjects, reporting directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health, Environment and Safety Committee; and Remuneration and Succession Committee.

I - The opinions of the Committees do not constitute a necessary condition for the submission of matters to the Board of Directors for examination and decision making;

II - The committee members may attend all Board of Directors meetings as guests;

III - The composition and operating rules of the Committees will be established in rules to be approved by the Board of Directors.

Article 31 - The Board of Directors may order inspections, audits or the disclosure of accounts at the Company, as well as the hiring of specialists, experts or external auditors, to provide more information on matters subject to its decision making.

Article 32 – The Board of Directors will meet with the attendance of the majority of its members, upon being convened by its Chairman or the majority of its members, ordinarily at least every thirty days, and extraordinarily whenever necessary.

Section 1 – If required, members of the Board of Directors may participate in a meeting by telephone, videoconference or other communication means capable of ensuring effective participation and the authenticity of their respective vote. In such cases, these members of the Board of Directors will be deemed present at the meeting and their votes will be deemed valid for all legal purposes and incorporated into the minutes of the meeting.

Section 2 – Matters submitted to the Board of Directors for appreciation will be accompanied by the decisions of the Executive Board, the statements of the technical area or relevant Committee, and a legal opinion whenever necessary to examine the subject.

Section 3 – The Chairman of the Board of Directors, at his own initiative or at the request of any of its members, may call members of the Company’s Executive Board to attend the meetings and to provide clarifications or information about the subjects being discussed.

Section 4 – The Board of Directors will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Section 5 – In the event of a tie, the Chairman of the Board of Directors will have the deciding vote.

Section III – Executive Board

Article 33 - The Executive Board and its members are responsible for managing the Company’s business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Sole paragraph: The Board of Directors may delegate duties to the Executive Board, except those explicitly provided for in corporate law and in line with the levels of authorities established in such delegation.

Article 34 – Responsibilities of the Executive Board:

I-   Evaluate, approve and submit for the approval of the Board of Directors:

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a) the foundations and guidelines for producing the strategic plan, annual programs and pluriannual plans;

b) the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

c) the Company’s operating cost and investment budgets;

d) the results of the performance of the Company’s activities.

e) appointments of the Company’s Executive Managers, based on the criteria established by the Board of Directors.

f) plans related to the entry, careers, succession, benefits and disciplinary regime of Petrobras employees.

II- Approve:

a) technical and financial evaluation criteria for investment projects, together with the respective plans for delegation of responsibility for their execution and implementation;

b) criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves, in accordance with specific legislation;

c) the Company’s pricing policy and basic structures for the prices of its products;

d) accounting plans, basic criteria for calculating results, amortization and depreciation of invested capital, and changes in accounting practices;

e) manuals and rules for accounting, finance, personnel administration, the procurement and execution of construction work and services, the supply and disposal of materials and equipment, operations and other necessary matters for the guidance of Company operations;

f) rules concerning the assignment of the use, rental or leasing of real estate owned by the Company;

g) the basic structure of the Company’s entities and their respective Organizational Rules, and the creation, transformation or winding up of operational or corresponding bodies, as well as temporary work bodies, agencies, subsidiaries, branches and offices in Brazil and abroad;

h) annual business plans;

i) the creation and winding up of non-statutory committees, reporting to the Executive Board or its members, approving the respective operating rules, duties and limits of authority for action;

j) approval of the amount above which acts, contracts or operations, although the responsibility of the Chief Executive Officer or Executive Directors, must be submitted to the Executive Board for approval, in line with the level of authority defined by the Board of Directors;

III – Guarantee the implementation of the Company’s Strategic Plan, pluriannual plans and annual spending and investment programs, together with the respective projects, in line with the approved budget limits;

IV- Decide on trademarks, patents, names and logos.

Article 35- The Executive Board will ordinarily meet once a week, with the majority of its members, including the Chief Executive Officer or his substitute, and extraordinarily whenever convened by the Chief Executive Officer or two-thirds of the Executive Directors.

Sole paragraph: The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance, Risk and Compliance; and Statutory Technical Committee for Strategy, Organization and Management System.

I - The advice given by the Statutory Technical Committees does not bind the members of the Executive Board, but it is a necessary condition for the examination and deliberation of matters that are the responsibility of the respective Executive Director.

II - The composition, operating rules and duties of the Statutory Technical Committees will be governed by Internal Rules to be approved by the Board of Directors.

Article 36- Individual responsibilities:

Section 1 - The Chief Executive Officer is responsible for:

I- submitting technical and financial assessment criteria for investment projects to the Executive Board, for approval, together with the respective delegation of responsibility plans for their execution and implementation;

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II- convening, presiding over and coordinating the work of Executive Board meetings;

III- proposing the appointment of Executive Directors to the Board of Directors;

IV- providing information to the Board of Directors, the minister to which the Company reports, and the Federal Government’s oversight bodies, as well as the Federal Audit Court and National Congress;

V- guaranteeing the mobilization of resources to respond to extreme hazards for health, the environment and safety;

VI- performing other duties assigned to him by the Board of Directors.

Section 2 - The Executive Director for Production Development & Technology is responsible for:

I- ensuring the development of projects and production systems involving E&P, Refining, Natural Gas and Energy;

II- upholding the Company’s interests in dealings with regulators related to his area of activity;

III- managing and developing projects for the construction, maintenance and abandonment of wells, and the installation of subsea, surface and offshore production systems, industrial facilities and onshore pipelines, among other things;

IV- developing and providing technology solutions to deliver the Company’s strategic plan;

V- performing other duties assigned to him by the Board of Directors.

Section 3 - The Executive Director for Exploration & Production is responsible for:

I- coordinating projects to optimize assets in shallow, deep and ultra-deep waters, and those under producing-sharing arrangements;

II- managing exploration assets, as well as implementing corporate strategy, operational plans and operational performance evaluations;

III- approving and managing partnerships and participation in exploration blocks;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing logistics services to support operations and the Company’s investments in his area of activity;

VI- defining the strategy and guidelines for decommissioning and maintenance of wells and subsea systems;

VII- performing other duties assigned to him by the Board of Directors.

Section 4 - The Executive Director for Refining and Natural Gas is responsible for:

I- managing industrial, logistics and sales operations for oil products, natural gas, electricity and nitrogen fertilizers;

II- coordinating the implementation of corporate strategy, portfolio decisions, operational planning and operational performance evaluations;

III- approving and managing partnerships related to his area of activity;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing the supply of oil products, natural gas, electricity and nitrogen fertilizers;

VI- performing other duties assigned to him by the Board of Directors.

Section 5 - The Chief Financial Officer and Investor Relations Executive Director is responsible for:

I- providing the financial resources needed for the Company’s operations, conducting the processes of taking out loans and financing, as well as related services;

II- moving the Company’s monetary resources, always in conjunction with another Executive Director;

III- the provision of information to investors, the Brazilian Securities and Exchange Commission (CVM) and stock exchanges or over-the-counter markets, domestic and foreign, as well as the corresponding regulatory and oversight bodies, keeping the Company’s records at these institutions up to date;

IV- approving the Company’s annual insurance plan;

V- monitoring and reporting to the Executive Board the financial performance of investment projects, in line with the targets and results approved by the Executive Board and Board of Directors;

VI- accounting for, monitoring and reporting to the Executive Board the Company’s financial operations, including its wholly owned subsidiaries and other controlled companies;

VII- promoting the Company’s financial management and monitoring the financial management of its wholly owned subsidiaries, controlled companies, affiliates and consortia;

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VIII- coordinating the processes of acquiring and disposing of equity stakes held by the Company, in accordance with prevailing legislation and regulations;

IX- performing other duties assigned to him by the Board of Directors.

Section 6 - The Executive Director for Corporate Affairs is responsible for:

I- proposing plans to the Executive Board concerning the entry, careers, succession, benefits and disciplinary regime of Petrobras employees;

II- approving the headcount of the Company’s entities;

III- guiding and promoting the application of the Company’s human resources policies and guidelines;

IV- proposing, implementing and maintaining the Company’s telecommunications and information technology systems;

V- providing the Company with shared infrastructure and administrative support resources and services;

VI- coordinating the process of planning and procuring goods and services, and the acquisition and disposal of materials and property;

VII- guiding and promoting the application of the Company’s Health, Environment and Safety policies, guidelines and rules;

VIII- guiding and promoting the application of the Company’s Social Responsibility policies, guidelines and rules;

IX- performing other duties assigned to him by the Board of Directors.

Section 7 - The Executive Director for Governance, Risk and Compliance is responsible for:

I- guiding and promoting the application of governance, risk and compliance rules, guidelines and procedures;

II- coordinating an integrated vision of business risks, reporting the main effects of these risks on Petrobras’ results to the Executive Board and Board of Directors;

III- guiding and promoting the application of risk management policies, in accordance with prevailing legislation;

IV- coordinating the management of compliance and necessary internal controls, including fraud and corruption aspects;

V- monitoring developments related to the Company’s reporting channel and ensuring the reporting of identified violations and their results to the Executive Board and Board of Directors;

VI- performing other duties assigned to him by the Board of Directors.

Section 8 - The Executive Director for Strategy, Organization and Management System is responsible for:

I- proposing the foundations and guidelines for producing the strategic plan, as well as annual programs and pluriannual plans;

II- coordinating the production of the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

III- coordinating the production of the Basic Organizational Plan, setting out the basic structure of the Company’s entities and their respective Organizational Rules;

IV- ensuring the execution of strategies with greater dynamism in decisions, defining action plans with objectives and targets for costs, risks, business performance and investments;

V- incorporating risk management into strategic decisions, contributing to the production of the matrix for business risks of all kinds;

VI- proposing the establishment of a management system that:

a) modernizes the company’s management, improving its performance monitoring and control, by using internal and external benchmarks and risk analyses to support decision making;

b) achieves objectives and targets up to the supervision level;

c) indicates the respective responsible people;

d) permits the timely monitoring of achievement of these targets and the associated risks, together with the respective mitigation plans, in alignment with the responsible departments;

e) establishes a system of consequences aligned with compliance, in line with the principle of meritocracy.

Section 9 – The Chief Executive Officer and each Executive Director, within the areas of contact described in the Basic Organizational Plan, are responsible for:

I- implementing the strategic plan and budget approved by the Board of Directors, using the Company’s management system;

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II- hiring and dismissing employees, and formalizing appointments to management positions and functions;

III- assigning employees for foreign missions;

IV- monitoring, controlling and reporting to the Executive Board the technical and operational activities of wholly owned subsidiaries and companies in which Petrobras has a stake or is associated with;

V- designating and instructing the Company’s representatives at the General Shareholders’ Meetings of wholly owned subsidiaries, controlled companies and affiliates, in accordance with the guidelines established by the Board of Directors, as well as applicable corporate guidelines;

VI- administering, supervising and evaluating the performance of the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan, and carrying out management acts related to these activities and can secure value limits for delegation of the practice of such acts;

VII- approving the rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan.

Article 37- The Executive Board will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Sole Paragraph. In the event of a tie, the Chief Executive Officer will have the deciding vote.

Article 38- The Executive Board will send the Board of Directors copies of the minutes of its meetings and it will provide information to make it possible to evaluate the performance of the Company’s activities.

Sole paragraph: The members of the Executive Board will send the Board of Directors a report describing the acts practiced in exercising their individual duties.

Chapter V – General Shareholders’ Meetings

Article 39- Ordinary General Shareholders’ Meetings will take place annually, within the timeframe stipulated in article 132 of Law 6,404 of 1976, at the location, date and time previously established by the Board of Directors, to decide on matters for which it is responsible, especially the following:

I - Analyze the management’s accounts, and examine, discuss and vote on the financial statements;

II - Decide on the allocation of net earnings in the financial year and the distribution of dividends;

III - Elect members of the Board of Directors and Audit Council.

Article 40- Extraordinary General Shareholders’ Meetings, in addition to the cases established by law, will take place when convened by the Board of Directors, to decide on subjects of interest to the Company, especially the following:

I- Amendments to the Bylaws;

II- Changes to the capital stock;

III - Evaluations of the assets contributed by shareholders to increase the capital stock;

IV- The issuing of debentures convertible into shares or their sale when in the treasury;

V- The incorporation of the Company into another company, or its dissolution, transformation, division or merger;

VI - The Company’s participation in groups of companies;

VII - Disposal of control of the capital of the Company’s wholly owned subsidiaries;

VIII - Removal of members of the Board of Directors;

IX - The disposal of debentures convertible into shares that belong to the Company and were issued by its wholly owned subsidiaries and controlled companies;

X - Cancellation of the Company’s registration as a publicly held company;

XI - The choice of a specialist company from among a three-company list presented by the Board of Directors to prepare an appraisal report for its shares according to their respective financial value, to be used in cases of the cancellation of the Company’s registration as a publicly held Company or deviations from standard corporate governance rules defined by a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission (CVM), in order to comply with the rules established in the pertinent regulations for differentiated corporate governance practices issued by such entities, and in accordance with any contracts between Petrobras and such entities;

XII - Waivers of the right to subscribe to shares or debentures convertible into shares of wholly owned subsidiaries, controlled companies or affiliates.

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Section 1 - Decisions on the subjects specified in part XI of this article must be taken by absolute majority vote of outstanding common shares, not counting blank votes.

Section 2- In the event of a public share offer filed by the controlling shareholder, the latter will pay for the costs of producing the appraisal report.

Article 41- Every year, the General Shareholders’ Meeting will determine the overall or individual total for officers’ remuneration, as well as their profit-sharing limits, in accordance with specific legislation, and for the members of the Board of Directors’ Advisory Committees.

Article 42- General Shareholders’ Meetings will be chaired by the Company’s Chief Executive Officer or the substitute he may designate, and in the absence of both, by a shareholder chosen by a majority vote of those present.

Sole Paragraph. The chairman of a General Shareholders’ Meeting will choose the secretary of the meeting from among the shareholders present.

Chapter VI - Audit Council

Article 43- The Audit Board, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Company Law, either shareholders or not, one of whom shall be elected by the holders of the minority common shares and another by the holders of the preferred shares in a separate voting procedure.

Section 1 – One of the members of the Audit Council will be appointed by the Finance Minister, as the representative of the National Treasury.

Section 2 – In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, the member of the Audit Council in question will be replaced, until the end of his term, by the respective alternate member.

Section 3 – The members of the Audit Council will be installed in their offices by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Council. This declaration of acceptance of office will declare: (i) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (ii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws.

Article 44 - The term of office of the members of the Audit Council is one year, and their reelection is permitted.

Article 45 - The remuneration of members of the Audit Council, in addition to the mandatory reimbursement of travel and accommodation expenses necessary to perform their function, will be determined by the General Shareholders’ Meeting that elects them, within the limit established in Law 9,292 of 1996.

Article 46 - Without prejudice to the other duties assigned through legal provisions or decisions of General Shareholders’ Meetings, the Audit Council will:

I- inspect, by any of its members, the acts of managers and verify compliance with their legal and statutory duties;

II- express its opinion on the management’s annual report and give its opinion on the complementary information it deems necessary or useful for General Shareholders’ Meeting decision making;

III- express its opinion on the management’s proposals, to be submitted to General Shareholders’ Meetings, regarding changes to the capital stock, the issuing of debentures or subscription bonds, investment plans or capital budgets, the distribution of dividends, and the transformation, incorporation, merger or division of the Company;

IV- denounce mistakes, fraud or crimes that are uncovered by any of its members to the management bodies, and if the latter do not take the necessary measures to protect the Company’s interests, to a General Shareholders’ Meeting, and suggest useful measures to the Company;

V- convene an Ordinary General Shareholders’ Meeting if the management are more than one month late in convening it, and an Extraordinary Meeting whenever serious or urgent facts occur, including subjects deemed necessary on the meeting agenda;

VI- analyze, at least quarterly, the balance sheet and other financial statements produced periodically by the Executive Board;

VII- examine the financial statements of the financial year and give its opinion on them;

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VIII- perform these duties during liquidation.

Sole Paragraph. The members of the Audit Council are obliged to participate in the meetings of the Board of Directors at which the subjects referred to in parts II, III and VII of this article will be examined.

Chapter VII – Company Employees

Article 47- Petrobras employees are subject to labor legislation and the Company’s internal rules, as well as the legal rules applicable to the employees of partially stated-owned companies.

Article 48 – The admission of employees by Petrobras and its wholly owned subsidiaries and controlled companies will follow the public selection process, under the terms approved by the Executive Board.

Article 49 – The functions of senior management and the powers and responsibilities of the respective incumbents will be defined in the Company’s Basic Organizational Plan.

Section 1 – The functions referred to at the start of this article, reporting to the Board of Directors, may in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 2 – The functions referred to at the start of this article, reporting to the Executive Board or its members, may in exceptional cases, if proposed and justified by the Executive Board and approved by the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 3 – The management functions that are part of the Company’s organizational structure, at the other levels, will have the powers and responsibilities of their holders defined in the rules of the respective bodies.

Article 50 – Without prejudice to legal requirements, the loaning out of employees of Petrobras and its wholly owned subsidiaries or controlled companies will depend on authorization, in each case, from the Executive Board, and it will take place, whenever possible, through reimbursement of the corresponding costs.

Article 51 – The Company will assign a share of its annual earnings to be distributed among its employees, in line with the criteria approved by the Board of Directors and prevailing legislation.

Chapter VIII – General Provisions

Article 52- Petrobras’ activities will follow a Basic Organizational Plan, approved by the Board of Directors, which will set out its general structure and define the nature and duties of each body, and the reporting, coordination and control relationships necessary for its operation, in accordance with these Bylaws.

Article 53 – The financial year will coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements will be produced, in line with applicable legal provisions.

Sole paragraph: The Company may produce half-yearly financial statements, for the payment of dividends or additional payments on shareholders’ equity, if so decided by the Board of Directors.

Article 54 – Regarding resources transferred by the Federal Government or deposited by minority shareholders in order to expand the Company’s capital stock, financial charges equivalent to the SELIC benchmark interest rate will be added from the date of transfer until the date of capitalization.

Article 55- From the net earnings posted in its annual financial statements, Petrobras will assign a minimum of 0.5% (five-tenth percent) of its paid-in capital stock to constitute a special reserve to cover the cost of the Company’s technological research and development programs.

Sole paragraph: The accrued balance of the reserve provided for in this article may not exceed 5% (five percent) of the paid-in capital stock.

Article 56 – After the distribution of the minimum dividend provided for in article 8 of these Bylaws has been determined, the General Shareholders’ Meeting may, in accordance with corporate law and specific federal regulations, award percentages or bonuses to the members of the Company’s Executive Board as variable remuneration.

Article 57 – The Executive Board may authorize the practice of reasonable free acts to benefit employees or the community in which the company participates, including the donation of goods that are no longer of use, in light of its social responsibilities, as provided for in Section of article 154 of Law 6,404 of 1976.

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Article 58- Disputes or controversies involving the Company, its shareholders, managers and members of the Audit Council must be resolved through arbitration, according to the rules of the Market Arbitration Chamber, in order to apply the provisions contained in Law 6,404 of 1976, these Bylaws, and the rules issued by the National Monetary Council, Central Bank of Brazil and Brazilian Securities and Exchange Commission, as well as all other rules applicable to the operation of the capital markets in general, in addition to those contained in the contracts Petrobras may enter into with a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission, to adopt corporate governance standards established by these entities and respective rules on differentiated corporate governance practices, if applicable.

Sole paragraph: The decisions taken by the Federal Government, through votes at General Shareholders’ Meetings, aimed at guiding the Company’s business, pursuant to article 238 of Law 6,404 of 1976, are considered forms of exercising indispensible rights and they will not be subject to the arbitration procedure provided for at the start of this article.

Article 59 – Contracts entered into by Petrobras to acquire goods and services will be preceded by a simplified bidding procedure, as defined in the regulations approved by Decree 2,745 of August 24, 1998.

Article 60 – In order to help prepare its proposals to participate in tenders that precede the concessions referred to in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements, by issuing invitation letters, ensuring prices and commitments for the supply of goods and services.

Sole paragraph: These pre-contractual agreements will contain a termination clause by operation of law, to be exercised without penalty or compensation of any kind in the event that another bidder is declared the winner, and they will subsequently be submitted to external oversight and inspection bodies for examination.

Item III: It was elected  by majority votes of the attending shareholders (voting map in annex), in line with vote of representative of the Federal Government, as a member of the Board of Directors, Mr. Pedro Pullen Parente, Brazilian, born in Rio de Janeiro, married, engineer, ID nº 193545, issued by Secretaria de Estado de Segurança Pública – SSP/DF, and individual taxpayer’s ID (CPF)  nº 059.326.371-53, adress Avenida Henrique Valadares nº 28, Torre A, 18º andar, Centro, Cidade do Rio de Janeiro/RJ, CEP 20231-030, to complete term of office of Mr. Aldemir Bendine as member of the Board of Directors, by April 28, 2018.

The provisions of Article 3, caput and paragraph 2 of Instruction No. 367, of May 29, 2002, of the Brazilian Securities Commission - CVM, were also fulfilled as regards the provision of information to the General Meeting, of Instruction No 481, of December 17, 2009 of CVM, as well as  the Law 13.303, of June 30, 2016. At that moment, the Federal Union (União) justified the election, as Section 1 of Article 3 of that CVM Instruction, as reason of public interest.

The Company's management elected member presented a declaration, pursuant to item II of article 35, of Law 8,934/1994, stating they were not convicted of a crime for which punishment prohibits access to business activities.

Item IV: It was elected  by majority votes of the attending shareholders (voting map in annex), in line with vote of representative of the Federal Government, Waiver for Mr. Nelson Luiz Costa Silva, Brazilian, born in Araraquara/SP, naval engineering, married, address Avenida Henrique Valadares nº 28, Torre A, 18º andar - Rio de Janeiro (RJ), CEP 20231-030, ID nº 4.440.004, issued by Secretaria de Segurança Pública/SP, and individual taxpayer’s ID (CPF)   nº 766.293.688-00, from the restriction listed at 15/2016 CGPAR resolution, to hold a position at Petrobras statutory body, as the company’s proposal, in accordance onforme seek guidance  Department for the Coordination and Governance of State-Owned Companies, that considered the resolution is under revision, in addition to Law 13.303/ 2016, that it doesn´t consider the requirement, not referred, also at Law 6.404/1976, and Law12,813/2013, which all of them expressly deal with conflict of interest.

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With nothing else to be discussed, the Extraordinary General Shareholder Meeting was closed and the subsequent drawing up of the Minutes was approved.

VI.          REGISTRATION OF MANIFESTATIONS:

The following verbal manifestations are contained:

-      Petrobras’ Engineers Association – AEPET, represented in this Meeting by Mr Silvio Sinedino Pinheiro, manifesting verbally against  to drawn up as summary at Extraordinary General Shareholder Meeting and against item IV of Agenda, as well as to read the manifest “Desafios estratégicos da Petrobrás”;

-      Shareholder Silvio Sinedino Pinheiro, manifesting verbally against to drawn up as summary at Extraordinary General Shareholder Meeting and against item IV of Agenda;

-      Daniel Alves Ferreira, representative of non-resident funds, inquiring about the Split of items included at item I of Agendo f this General Meeting and inquiring the impossibility of other presente representatives to vote at the similar mode or not as Federal Union proposal,because they have power limitations. In addition, he reiterated same points to item II of Agenda of this General Meeting;

-      Vinícius Nascimento Neves, representative of Caixa de Previdência dos Funcionários do Banco do Brasil, sugested to register in the minutes item I do Notice of this General Meeting was approved as proposed by the Federal Union, and the votes of other present shareholders follow the proposal indicated at the Public Notice of Meeting;

-      Camila Pupo Palomares, representative of The Bank of New York Mellon – Depositary Receipts, inquiring to register in minutes the votes of holders of American Depositary Receipts represented by her, as well as to consider in minutes that all ADRs holders voted according item I listed at Public Notice of Meeting and not as approved by Federal Union proposal;

-   Fernanda Nunes Pereira, inquiring the efect to remove the original items of item I of  Public Notice of Meeting, proposed by Federal Union, at restructuring process of Company and election of new Executive Director;

-      Shareholder Fernando Roberto Benitez Nobrega, inquiring about election for the tenth vacant of member of Board of Directors.

-      Shareholders Silvio Sinedino Pinheiro and Marcio Henrique Pacheco Campos, manifest against to approve item IV of agenda of this General Meeting;

VI.          DOCUMENTS FILED IN THE HEADQUARTERS:

The following documents are filed in the Company´s headquarters, in attention to and as provided in Act 6.404/76, article 130, § 1st, item “a”:

-      Papers filled in by shareholders or its proxies and delivered to the Board, containing resolutions provided in items I, II, III and IV of the Agenda of the Extraordinary General Meeting;

-      Voting Proxy of registered shareholders in the Online Meeting, represented by attorney, Fábio Luis Soares Xavier;

-      Proxy and voting manifestation of The Bank of New York Mellon – Depositary Receipts, the Depositary Institution abroad, issuer of the ADRs representing shares of the Company, represented in these Meetings by Mrs. Camila Pupo Palomares, reporting the following manifestations of ADR holders, concerning items I to IV of the Agenda: For: item I – 552.726.996 / item II – 552.753.214 / item III – 551.797.108 / item IV – 538.688.660; Against: item I – 2.110.472 / item II – 2.054.000 /item III – 3.087.802 / item IV – 16.110.444; e Abstain: item I – 3.297.416 / item II – 3.327.670 / item III – 3.249.974 / item IV – 3.335.780;

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-      Manifest of Petrobras’ Engineers Association – AEPET, under the title “Desafios estratégicos da Petrobrás”.

Francisco Augusto da Costa e Silva
Chairman of Extraordinary General Meeting

Luiz Nelson Guedes de Carvalho
Chairman of Board of Directors

Maria Teresa Pereira Lima
Representative of the Federal Government

Camila Pupo Palomares
Representative of the Bank of New York Mellon – Depositary Receipts

João Gonçalves Gabriel
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.